UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 31)*


                            FIRST CAROLINA INVESTORS, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                        Shares of Common Stock - No Par Value
          _________________________________________________________________
                            (Title of Class of Securities


                                      319420105
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                         N/A
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
          box   ____.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   AMENDMENT NO. 31
          CUSIP NO. 319420105

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Brian D. Baird, as trustee under trusts established by Jane D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       12,813
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                              9.   SOLE DISPOSITIVE POWER
                                   12,813

                              10.  SHARED DISPOSITIVE POWER
                                   -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               12,813

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.45%

          14.  TYPE OF REPORTING PERSON*
               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 319420105

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Brenda B. Senturia

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       35,922
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                              9.   SOLE DISPOSITIVE POWER
                                   35,922

                              10.  SHARED DISPOSITIVE POWER
                                   -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               35,922

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.05%

          14.  TYPE OF REPORTING PERSON*
               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 319420105

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Bridget deM. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       14,279
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                              9.   SOLE DISPOSITIVE POWER
                                   14,279

                              10.  SHARED DISPOSITIVE POWER
                                   -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               14,279

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.61%

          14.  TYPE OF REPORTING PERSON*
               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 319420105

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Cynthia B. Stark

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       15,278
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                              9.   SOLE DISPOSITIVE POWER
                                   15,278

                              10.  SHARED DISPOSITIVE POWER
                                   -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               15,278

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.72%

          14.  TYPE OF REPORTING PERSON*
               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 319420105

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Sarah M. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       10,408
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                              9.   SOLE DISPOSITIVE POWER
                                   10,408

                              10.  SHARED DISPOSITIVE POWER
                                   -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               10,408

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.17%

          14.  TYPE OF REPORTING PERSON*
               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 319420105

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Cameron D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       6,109
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                              9.   SOLE DISPOSITIVE POWER
                                   6,109

                              10.  SHARED DISPOSITIVE POWER
                                   -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               6,109

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.69%

          14.  TYPE OF REPORTING PERSON*
               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   AMENDMENT NO. 31

          CUSIP NO.  319420105

          INTRODUCTION

          This Schedule 13D Amendment No. 31 provides updated information with respect to the Shares held by the Reporting Persons. Since the filing of Schedule 13D Amendment No. 30 with the Securities and Exchange Commission on April 7, 2009 ("Amendment No. 30"), there have been changes in the number of Shares held by some of the Reporting Persons.

          The cover pages of this Schedule 13D Amendment No. 31 are hereby amended to reflect updated information with respect to the ownership of Shares by those current
          Reporting Persons whose ownership of Shares has changed since the filing of Amendment No. 30.

          Updated information with respect to Shares held by the Reporting Persons is provided in Item 5, (i) and (ii).

          Item 5.   Interest in Securities of the Issuer.

         (i)  Share Ownership.

          The following table shows the number of shares of the Issuer beneficially owned by each of the Reporting Persons named in this Schedule 13D, as amended. Each of the Reporting Persons named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned by that person.

            Name of
          Beneficial                Number of Shares          Percent
            Owner                  Beneficially Owned       of Class (1)
          ___________              __________________       ____________

          1)  Brent D. Baird            115,584 (2)              13.04%

          2)  Bridget B. Baird           36,076                   4.07%

          3)  Michael C. Baird            7,271                   0.82%

          4)  David B. Baird              8,656                   0.98%

          5)  Brian D. Baird
              - individually             68,858                   7.77%
              - as trustee under
                trusts established by
                Jane D. Baird            12,813 (3)               1.45%
              - as executor of the
                Estate of Jane D. Baird  54,864                   6.19%

          6)  Aries Hill Corp.           19,896                   2.24%

          7)  Bruce C. Baird             32,132                   3.62%

          8)  Brenda B. Senturia         35,922                   4.05%

          9)  Barbara P. Baird            7,700 (4)               0.87%

          10) Bridget deM. Baird         14,279                   1.61%

          11) Cynthia B. Stark           15,278                   1.72%

          12) Sarah M. Baird             10,408                   1.17%

          13) Cameron D. Baird            6,109                   0.69%

          14) Susan O'Connor Baird        3,000                   0.34%

          15) Michelle N. Baird           2,000                   0.23%

          16) Deborah M. Baird            1,175 (5)               0.13%

          _________________________________________________________________

          TOTAL                         452,021                  50.99%
          _________________________________________________________________

                    (1) Based upon 886,579 shares outstanding as of June 30, 2010 per 2010 Form N-CSRS.

                    (2) 110,876 of such shares are held individually and 4,708 of such shares are held in an individual retirement account.

                    (3) These shares are held as trustee in separate trusts for three grandchildren of Jane D. Baird.

                    (4) 6,700 of such shares are held individually and 1,000 of such shares are held in an individual retirement account.

                    (5)  Such shares are held as custodian for a minor
                     child.

(i)	The following sales of the Shares during the past ninety days are as follows:

Sale In the Name of       Date    Number of Shares    Price/Share (in
                                                      Dollars Commissions
                                                      not included)

Cameron D. Baird         9/7/2010      1,000          $10.01
                         9/10/2010       500            9.51
                         9/13/2010       500            9.51
                         9/15/2010     1,000            9.87


                                        SIGNATURES

                    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


          DATED:    October 8, 2010


          s/Brian D. Baird
            Brian D. Baird, Individually


          Brent D. Baird; Bridget B. Baird;
          Michael C. Baird; David B. Baird;
          Bruce C. Baird; Brenda B. Senturia; Barbara P.
          Baird; Bridget deM Baird; Cynthia B. Stark;
          Sarah M. Baird; Cameron D. Baird; Susan
          O'Connor Baird; Michelle N. Baird; and
          Deborah M. Baird


          By: s/Brian D. Baird
               Brian D. Baird, as Attorney-in fact*


          s/Brian D. Baird
          Brian D. Baird, as trustee under trusts
          established by Jane D. Baird; and
          as the executor of the Estate of Jane D. Baird


          ARIES HILL CORP.


          By: s/Brian D. Baird
               Brian D. Baird, Secretary




          * Copies of powers of attorney for the Reporting Persons were previously submitted to the Securities and Exchange Commission.